Exhibit (12)
THE McGRAW-HILL COMPANIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005		2004		2003		2002		2001
			(In thousands of dollars)
Earnings
Earnings from continuing operations before income tax expense (a)(b)(c)(d)(e)	$1,359,962		$1,168,905		$1,113,676		$883,492		$606,444
Fixed charges (e)	80,411		75,856		72,411		76,094		99,472
Capitalized interest	—		—		—		—		—

Total Earnings	$1,440,373		$1,244,761		$1,186,087		$959,586		$705,916

Fixed Charges(e)
Interest expense	$19,622		$15,641		$12,275		$25,004		$57,976
Portion of rental payments deemed to be interest	60,789		60,215		60,136		51,090		41,496

Total Fixed Charges	$80,411		$75,856		$72,411		$76,094		$99,472

Ratio of Earnings to Fixed Charges:

	17.9	x	16.4	x	16.4	x	12.6	x	7.1	x

(a)	2005 includes a $6.8 million pre-tax gain on sale of Corporate Value Consulting (CVC), a $5.5 million pre-tax loss on the sale of The Healthcare Information Group (see Note 2 to the Company’s Consolidated Financial Statements for the year ended December 31, 2005) and a $23.2 million pre-tax charge for the restructuring of select operations (see Note 14 to the Company’s Consolidated Financial Statements for the year ended December 31, 2005).

(b)	2003 includes a $131.3 million pre-tax gain on the sale of 45% interest of Rock-McGraw, Inc.

(c)	2002 includes a $14.5 million pre-tax loss on the sale of MMS International.

(d)	2001 includes a $159.0 million provision for restructuring and asset write-down, a $6.9 million pre-tax gain on the sale of real estate, a $8.8 million pre-tax gain on the sale of DRI, and a $22.8 million pre-tax charge for the write-down of certain assets, the shutdown of Blue List and the contribution of Rational Investors.

(e)	For purposes of computing the ratio of earnings to fixed charges, “earnings from continuing operations before income tax expense” excludes undistributed equity in income of less than 50%-owned companies, primarily the Company’s earnings in its 45% interest in Rock-McGraw, Inc., which was sold in 2003. The Rock-McGraw earnings for years ended December 31, are as follows: 2003 $16.6 million; 2002 $13.9 million and 2001 $9.7 million. The Company did not have earnings from Rock-McGraw in 2005 and 2004. “Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc.(see Note 13 to the Company’s Consolidated Financial Statements for the year ended December 31, 2005), and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.